UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)


                         Made2Manage Systems, Inc.
                         -------------------------
                             (Name of Issuer)

                               Common Stock
                               ------------
                      (Title of Class of Securities)

                                556466-10-0
                                -----------
                              (CUSIP Number)

                             December 31, 2002
                             -----------------
          (Date of Event Which Requires Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]	Rule 13d-1(b)

        [ ]	Rule 13d-1(c)

        [x]	Rule 13d-1(d)



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CUSIP No.556466-10-0            SCHEDULE 13G                 Page 2 of 10


 1    Name Of Reporting Person                        H&Q LONDON VENTURES

      IRS Identification No. Of Above Person                   94-2966540

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                                England

                    5    Sole Voting Power

                                  -0-

    NUMBER OF       6    Shared Voting Power
     SHARES
  BENEFICIALLY
  OWNED BY EACH                 548,722
    REPORTING
   PERSON WITH      7    Sole Dispositive Power

                                  -0-

                    8    Shared Dispositive Power

                                548,722

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                548,722

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]


 11    Percent Of Class Represented By Amount In Row 9

                                 11.1%

 12    Type Of Reporting Person*
                                   PN


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CUSIP No.556466-10-0            SCHEDULE 13G                 Page 3 of 10


 1    Name Of Reporting Person         HAMBRECHT & QUIST VENTURE PARTNERS

      IRS Identification No. Of Above Person                   94-2949080

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                              California

                    5    Sole Voting Power

                                  -0-

    NUMBER OF       6    Shared Voting Power
     SHARES
  BENEFICIALLY
  OWNED BY EACH                 548,722
    REPORTING
   PERSON WITH      7    Sole Dispositive Power

                                  -0-

                    8    Shared Dispositive Power

                                548,722

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                548,722

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]


 11    Percent Of Class Represented By Amount In Row 9

                                 11.1%

 12    Type Of Reporting Person*
                                   PN

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CUSIP No.556466-10-0            SCHEDULE 13G                 Page 4 of 10


 1    Name Of Reporting Person                  H&Q VENTURE PARTNERS, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                               Delaware

                    5    Sole Voting Power

                                  -0-

    NUMBER OF       6    Shared Voting Power
     SHARES
  BENEFICIALLY
  OWNED BY EACH                 548,722
    REPORTING
   PERSON WITH      7    Sole Dispositive Power

                                  -0-

                    8    Shared Dispositive Power

                                548,722

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                548,722

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]


 11    Percent Of Class Represented By Amount In Row 9

                                 11.1%

 12    Type Of Reporting Person*
                                   OO


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CUSIP No.556466-10-0            SCHEDULE 13G                 Page 5 of 10


 1    Name Of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. Of Above Person                   94-2856927

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]

                                                                  (b) [x]
 3    SEC USE ONLY


 4    Citizenship Or Place Of Organization

                              California

                    5    Sole Voting Power

                                  -0-

    NUMBER OF       6    Shared Voting Power
     SHARES
  BENEFICIALLY
  OWNED BY EACH                 548,722
    REPORTING
   PERSON WITH      7    Sole Dispositive Power

                                  -0-

                    8    Shared Dispositive Power

                                548,722

  9    Aggregate Amount Beneficially Owned By Each Reporting Person

                                548,722

 10    Check Box If The Aggregate Amount In Row (9) Excludes Certain
       Shares*                                                        [ ]


 11    Percent Of Class Represented By Amount In Row 9

                                 11.1%

 12    Type Of Reporting Person*
                                   CO


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CUSIP No.556466-10-0            SCHEDULE 13G                 Page 6 of 10


Item 1(a).  Name of Issuer.

            Made2Manage Systems, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

            9002 Purdue Road, Indianapolis, IN 46268.

Item 2(a).  Names of Persons Filing.

            Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none, Residence.

            The address of each reporting person is One Bush Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

            Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

            Common stock ("Common Stock").

Item 2(e).  CUSIP Number.

            556466-10-0

Item 3.     Type of Reporting Person.

            Not applicable.

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting persons by the Issuer, there were 4,925,447 shares of Common Stock issued and outstanding as of December 31, 2002. At December 31, 2002, the following shares of Common Stock were held directly by the following persons:

                                           Common Stock
              Person                      Directly Owned
              ------                      --------------

     H&Q London Ventures                      414,414

     Hambrecht & Quist California             134,308
                                              -------

     TOTAL                                    548,722
                                              =======

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CUSIP No.556466-10-0            SCHEDULE 13G                 Page 7 of 10


            Because voting and investment decisions concerning the above securities may be made by or in conjunction with Hambrecht & Quist
Venture Partners ("H&Q Venture Partners"), H&Q Venture Partners, LLC and Hambrecht & Quist California ("H&Q California"), each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person. H&Q California is an indirect wholly-owned subsidiary of J.P. Morgan Chase & Co., Inc., and as a result J.P. Morgan Chase & Co., Inc. may be deemed to beneficially own any securities held by H&Q California.

            Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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CUSIP No.556466-10-0            SCHEDULE 13G                 Page 8 of 10



                                 Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 10, 2003.


H&Q LONDON VENTURES                    H&Q VENTURE PARTNERS, LLC



By:____________/s/______________       By:____________/s/____________
     Steven N. Machtinger                   William D. Easterbrook
     Officer of its General Partner         Member-Manager


HAMBRECHT & QUIST VENTURE              HAMBRECHT & QUIST CALIFORNIA
PARTNERS


By:____________/s/______________       By:____________/s/____________
     Steven N. Machtinger                   Steven N. Machtinger
     Officer of its General Partner         General Counsel & Secretary


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CUSIP No.556466-10-0            SCHEDULE 13G                 Page 9 of 10



                                EXHIBIT INDEX



        Exhibit A         Joint Filing Undertaking           Page 10



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CUSIP No.556466-10-0            SCHEDULE 13G                Page 10 of 10



                           JOINT FILING UNDERTAKING

        The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


DATED:  February 10, 2003.


H&Q LONDON VENTURES                    H&Q VENTURE PARTNERS, LLC



By:____________/s/______________       By:____________/s/____________
     Steven N. Machtinger                   William D. Easterbrook
     Officer of its General Partner         Member-Manager


HAMBRECHT & QUIST VENTURE              HAMBRECHT & QUIST CALIFORNIA
PARTNERS


By:____________/s/______________       By:____________/s/____________
     Steven N. Machtinger                   Steven N. Machtinger
     Officer of its General Partner         General Counsel & Secretary